

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2023

Gerald Ellenburg
Chief Executive Officer
ERC Communities 1, Inc.
650 East Bloomingdale Avenue
Brandon, FL 33511

>   **Re: ERC Communities 1, Inc.**
>   **Offering Statement on Form 1-A**
>   **Filed November 8, 2023**
>   **File No. 024-12355**

Dear Gerald Ellenburg:

    We have reviewed your offering statement and have the following comments.

    Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A filed November 8, 2023

General

1.   Please revise to reconcile your disclosure regarding the management fee, which states that the monthly management fee is 3.0% of assets under development, with the management services agreement, which states that the monthly management fee is the greater of $80,000 or 3.0% of gross revenue.

2.   To the extent you are no longer offering shares of your Class A Preferred Stock, please revise the disclosure on your website located at https://erccommunities.com to clearly distinguish between the offering of your Class A Preferred Stock and this offering. As non-exclusive examples only, we note disclosure on your website regarding a 10% annual dividend, paid quarterly, and a share price of $12.50. We also note the "INVEST NOW" link, leading to a page that appears to be maintained by DealMaker, which page includes (i) disclosure suggesting the company's offering has closed and (ii) a "Follow ERC COMMUNITIES 1, INC." button leading to testing the waters materials that appear to be related to the offering of your Class A Preferred Stock.

Cover Page

3. Please revise to disclose that the offering price has been arbitrarily determined by the company.

4. Please revise to disclose, if true, that the company does not currently intend to list its Class A Common Stock for trading on a national securities exchange or to apply for trading or quotation of its Class A Common Stock on an over-the-counter market, and investors should therefore be prepared to hold their shares indefinitely.

5. We note your disclosure that the company may undertake one or more closings on a rolling basis. As applicable, please revise to clarify when an initial closing will take place and when any subsequent closing following such initial closing will take place. Please also revise to indicate how long the company will take to accept or reject the subscription agreements submitted by investors.

    Additionally, please revise your Plan of Distribution section consistent with the revisions to the cover page.

6. Please revise to indicate the number of votes each Class A Preferred Stock is entitled to.

Plan of Distribution, page 18

7. Please revise to specify the location of the blogs and other social media you will use to provide notification of the Offering.

8. Please revise your disclosure to clarify that the offering may not extend beyond 3 years from the initial qualification date. Also revise your cover page as appropriate. See Rule 251(d)(3)(i)(F).

Process of Subscribing, page 20

9. We note your reference to "selling stockholders" in this section. Please advise or revise as appropriate.

The Company's Business
Overview, page 23, page 23

10. Please revise your statistics table reflecting the three properties to include the interest rates on the noted financings.

Conflicts of Interest, page 30

11. Please revise to disclose to what extent, if any, the involvement of each of Mr. Ellenburg and Mr. Koenig with ERC Homes, LLC presents a conflict of interest with your business and operations.

Receipt of Fees and Other Compensation by ERC Parent and its Affiliates, page 30

12.   Revise to address all the fees to ERC Parent and its affiliates that will be paid by the company. Also address all the fees to ERC Parent and its affiliates in the Summary section beginning on page 3.

Liquidity and Capital Resources, page 32

13.   We note that the $1,200,000 note payable matured March 6, 2023 but is still reflected in the company's consolidated balance sheet as of June 30, 2023. Please revise to disclose whether ERC Zephyrhills, LLC exercised the two, six-month extensions, including any extension fees paid; or whether the maturity date of the note was otherwise modified, including any consideration given for such modification.

14.   Please revise to disclose the interest rate and maturity date of the $367,000 note payable.

Directors, Executive Officers and Significant Employees, page 33

15.   Please clarify whether David Morris III is an executive of the company. We note your risk factor "ERC 1 depends on a small management team …", on page 11, names David Morris III as an executive of the company.

Security Ownership of Management and Certain Securityholders, page 35

16.   Please revise to also address the group of all executive officers and directors as a group.

Interest of Management and Others in Certain Transactions, page 36

17.   We note you indicate that ERC Parent and various of its shareholders have advanced working capital to the company. Please revise to indicate the amounts advanced from ERC Parent and each of its shareholders, who advanced working capital, during 2022 and during 2023. Also clarify what these parties received when the advances were converted into Additional Paid-in Capital in 2022 and 2023. Provide all the disclosure required by Item 13(a) of Part II of Form 1-A for each transaction.

18.   Please revise to address the amounts earned and/or paid to ERC Parent in 2021 and 2022 along with the current year pursuant to the management services agreement. See Item 13(a) of Part II of Form 1-A.

19.   We note your statement that "some of the parties involved with the operation and management of the company … have other relationships that may create disincentives to act in the best interest of the company and its investors." Please clarify if they have other relationships beyond the involvement with GolfSuites and GolfSuites's subsidiaries.

Forum Selection Provisions, page 39

20.   Please revise to reconcile your disclosure regarding Section 6 of the subscription agreement, which states that the Court of Chancery in the State of Delaware is the

exclusive forum, with the subscription agreement itself, which states that any state or federal court located within the State of Delaware is the exclusive forum.

Independent Auditor's Report, page F-2

21.   It appears that the license of your auditor may have expired on August 31, 2023. Please confirm the status of the license and explain to us how the qualifications of your independent accountant comply with Rule 2-01(a) of Regulation S-X, which requires that a certified public accountant be registered and in good standing under the laws of the place of their principal office. Refer to Part F/S(c)(iii) of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jamie Ostrow